Exhibit 99.9

Treasury Board and Finance, Government of Alberta

2018–19 Third Quarter Fiscal Update and Economic Statement, Includes Path to Balance

February 2019

Additional copies of this report may be obtained by visiting our website at: www.alberta.ca/budget-documents.aspx

Table of Contents

Fiscal Update and Economic Statement	5

2018–19 Third Quarter Highlights	5

2018–19 Third Quarter Fiscal Update

Fiscal Plan Highlights	6

Fiscal Plan Summary	6

Revenue and Expense Highlights	7

Assets and Liabilities	8

Balance Sheet Summary	8

Revenue	9

Operating Expense by Ministry	10

Debt Servicing Costs	10

Disaster / Emergency Assistance Expense	11

Capital Amortization Expense	11

Financing Requirements	11

Contingency Account	12

Inventory Consumption Expense	12

Inventory Acquisition	12

Capital Plan Highlights	13

Capital Plan Summary	13

Economic Outlook

Growth slows amid pipeline constraints	14

Key Energy and Economic Assumptions	16

Reporting Methodology and Legislative Compliance	17

Notes on restatements of numbers	18

...continued

Note: Amounts presented in tables may not add to totals due to rounding.

2018–19 Third Quarter Fiscal Update and Economic Statement	3

Table of Contents, continued

Path to Balance	19

Introduction	21

Economic and Revenue Outlook	22

Progress Has Been Made	22

Market Access Creates Headwinds in 2019	23

Lack of Pipelines Weighs on Alberta Oil Prices	23

Global Oil Prices to Remain Well Below 2014 Levels	24

Solid Fundamentals Support Medium Term Growth	24

Growth Broadens, Manufacturing Expands	24

Labour Market Resilient	25

Revenue Improves as Economy Moves into Expansion	26

The Fiscal Challenge	27

Weathering Volatility	27

Long Lasting Effects of Oil Price Shock	28

Government’s Response to the Downturn	29

Looking Forward: The Path to Balance	30

1) Enhanced Market Access and More Diversified Economy	30

2) Protecting Core Public Services While Containing Costs	31

3) A Fairer and More Stable Revenue Structure that Maintains Alberta’s Tax Advantage	34

Stabilization and Decline in Debt Burden	35

4	2018–19 Third Quarter Fiscal Update and Economic Statement

2018–19 Third Quarter Highlights

Deficit lower, but market access continues to create headwinds

Deficit lower

The 2018-19 deficit is now forecast at $6.9 billion, $1.9 billion lower than estimated in Budget 2018.

●	Total revenue of $49.6 billion is forecast, up $1.8 billion from budget, due primarily to higher resource revenue, personal income tax revenue and federal transfers, partially offset by lower investment income and corporate income tax revenue.

●	Total expense of $56.6 billion is forecast, up $398 million from Budget 2018, with $271 million of this due to provision of disaster assistance for wildfires, floods and the agriculture sector.

●	Operating expense increases of a net $96 million include funding for caseloads, costs per case and indexation of social programs for children, seniors, low income and disabled Albertans, as well as for the Lubicon Lake First Nation settlement, pipeline advocacy, Ministerial Panel on Child Intervention recommendations, Legal Aid, rural crime initiatives and municipal support for cannabis legalization.

●	Other expense is decreasing by a net $93 million, primarily due to reduced debt servicing costs and capital grants.

●	2018-19 Capital Plan spending is forecast at $6.6 billion, a slight increase from budget due mainly to re-profiling to meet revised project timelines.

●	Mainly as a result of the lower deficit, borrowing for the 2018-19 Fiscal Plan and Capital Plan is now projected to be $2 billion lower than initially estimated in Budget 2018.

Market access impacts 2019

Though not all Albertans are feeling it, Alberta’s economic recovery continued in 2018. Almost 44,000 jobs were added last year, supported by broad-based strength in most sectors of the economy. Manufacturing expanded, led by petrochemicals and food processing. Energy exports also increased, propelled by high oil prices and production in the first part of the year.

In the last quarter of 2018, momentum in Alberta’s economy slowed as global oil prices weakened due to concerns over slowing demand, exacerbated by continued global supply growth. Alberta producers, facing market access issues from transportation bottlenecks and pipeline delays, saw severe discounts for Alberta crudes.

Facing historically high light-heavy oil price differentials, the Alberta government responded to protect Alberta jobs and the value of resources owned by Albertans. The government negotiated increased access to markets by rail. Short-term production curtailment was introduced to enable the draw down of excess barrels of Alberta crude and reverse the extreme widening of the light- heavy differential.

All the while, the government continued its efforts to shed light on the harm to Canadians of limited market access through an advocacy campaign on the benefits of the Trans Mountain pipeline throughout the country.

Despite these actions, the combination of declining global oil prices and substantial spike in the light-heavy oil price differential in the fall, dampened growth expectations, and weighed on corporate investment, household spending and residential construction decisions. As a result, weakness from late 2018 is expected to carry into early 2019, before the economy picks up in the second half and into next year. Overall, Alberta real GDP growth forecast for 2019 has been revised to 1.6%.

Market access, as well as ongoing global market and geopolitical risks, will continue to contribute to significant volatility in oil prices and the light-heavy oil price differential, impacting Alberta producers, federal and Alberta government revenue, Canadian taxpayers and Albertans.

2018–19 Third Quarter Fiscal Update and Economic Statement	5

2018–19 Third Quarter Fiscal Update

Fiscal Plan Highlights

A deficit of $6.9 billion is forecast for 2018-19, $1.9 billion lower than estimated in Budget 2018, due mainly to higher revenue. The $0.5 billion risk adjustment has been removed.

Total revenue of $49.6 billion is forecast, up $1.8 billion from budget, with increases in resource revenue, personal income tax and federal transfers partly offset by lower investment income and corporate income tax revenue.

Total expense of $56.6 billion has increased $398 million from budget, primarily due to disaster assistance, pension provisions and operating expense:

●	Total operating expense is forecast at $48.9 billion, a net $96 million increase from budget. Increases of $228 million mainly reflect Trans Mountain pipeline advocacy, the Lubicon Lake First Nation settlement, and caseload growth and indexation of social programs. These are partly offset by a decrease of $132 million in Climate Leadership Plan (CLP) operating expense, mainly from $85 million transfered to CLP capital, and from reduced program requirements.

●	Disaster assistance is $271 million higher than budget, with increases for wildfire fighting, agriculture and municipal flood support.

●	Capital grants have decreased by a net $51 million, primarily due to re-profiling carbon capture and storage projects and federally-funded municipal infrastructure programs to future years.

●	Other expense is a net $81 million higher than budget. The reduction in unfunded pension liabilities has decreased $123 million (increasing expense), partly offset by lower debt servicing costs of $48 million.

Capital Plan support is forecast at $6.6 billion, a $119 million increase from budget. Decreases from re-profiling of health, housing, federally-funded municipal grants, carbon capture and storage and other projects, are largely offset by removing the budgeted $391 million cash flow adjustment, as intended.

Direct borrowing for the 2018-19 Fiscal Plan is now estimated to be $4.8 billion, $2.2 billion lower than budget, due primarily to the lower deficit. Direct borrowing for the Capital Plan is forecast at $4 billion, $261 million higher than budget, due mainly to the increased Capital Plan and lower funding from the Alberta Social Housing Corporation.

Fiscal Plan Summary (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
Income Statement	Actual	Budget	Forecast	Budget
Revenue
Income tax revenue	14,223	15,938	16,225	287
Other tax revenue	6,538	6,961	6,864	(97)
Non-renewable resource revenue	4,980	3,829	5,521	1,692
Other revenue	21,553	21,152	21,039	(113)
Total Revenue	47,295	47,879	49,649	1,770

Expense
Operating expense	46,229	47,765	47,986	221
Climate Leadership Plan operating expense	521	1,035	903	(132)
Crude-by-rail operating expense	-	-	7	7
Disaster assistance (with operating support for 2013 flood / 2016 Wood Buffalo fire)	439	206	477	271
Capital grants (including 2013 flood support)	3,628	1,706	1,635	(71)
Climate Leadership Plan capital grants	394	423	444	20
Amortization / inventory consumption / disposal losses	3,282	3,434	3,440	6
General debt servicing costs	659	1,027	981	(46)
Capital Plan debt servicing costs	761	895	893	(2)
Pension provisions	(593)	(310)	(187)	123
Total Expense	55,318	56,181	56,579	398
Risk Adjustment	-	(500)	-	500
Surplus / (Deficit)	(8,023)	(8,802)	(6,930)	1,872
Capital Plan
Capital grants	3,628	1,706	1,635	(71)
Capital investment	4,974	4,123	4,301	178
Climate Leadership Plan (capital grants)	394	423	444	20
Climate Leadership Plan (capital investment)	25	192	184	(8)
Total Capital Plan	9,021	6,444	6,563	119

6	2018–19 Third Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue is forecast to be $49.6 billion, $1.8 billion higher than estimated in Budget 2018.

●	Resource revenue is forecast to be $5.5 billion, $1.7 billion higher than estimated in budget, mainly due to a lower US-Canadian dollar exchange rate and increased oil prices, partly offset by a wider light- heavy oil price differential.

●	Bitumen royalties are forecast at $3.4 billion, $1.6 billion higher than budget. The West Texas Intermediate (WTI) oil price is forecast at US$62 per barrel, up $3 from budget. The monthly average for the first ten months of the fiscal year (April 2018 to January 2019) has been US$64.01, and is anticipated to average US$52.26 per barrel for February and March. The exchange rate is forecast at 76US¢/Cdn$, 4 cents lower than budget. The light-heavy oil price differential has swung dramatically this fiscal year, but is now expected to average US$23.50 per barrel, US$1.10 wider than budget.

●	Natural gas and by-products royalties of $446 million are forecast, $95 million lower than budget, mainly due to lower natural gas prices. The Alberta Reference Price is forecast at Cdn$1.30 per gigajoule, down 70 cents.

●	Personal income tax revenue is forecast at $12.1 billion, an increase of $750 million from budget due primarily to higher-than-expected 2017 assessments. The updated 2017 results elevate the base used to forecast future years, and require a positive $464 million prior-years’ adjustment (the 2017 portion of 2016-17 and 2017-18 revenue was under-reported).

●	Corporate income tax revenue is forecast at $4.1 billion, a decrease of $463 million from budget due to weaker gross cash receipts, reflecting the impacts of the wider light-heavy oil price differential and related slowdown in economic activity.

●	Other tax revenue is forecast at $6.9 billion, $97 million lower than budget, due mainly to a revised forecast for the carbon levy.

●	Federal transfers are forecast at $8.4 billion, a $150 million increase from budget, comprising mainly a $252 million fiscal stabilization payment arising from the revenue decline in 2016-17, and $15 million for municipal flood disaster support, partly offset by re-profiling municipal infrastructure transfers, lower agriculture insurance premiums and reductions in health and social transfers.

●	Investment income is forecast at $2.5 billion, $343 million lower, due to weaker market returns and to reduced Alberta Capital Finance Authority (ACFA) income from lower payments on loan swaps (a similar impact on debt swaps decreases debt servicing costs).

●	Total revenue from other sources is forecast at $10.1 billion, $80 million higher than budget. Increases from the Balancing Pool and AGLC, are mostly offset by decreases in ATB Financial and Alberta Petroleum Marketing Commission net income, from higher credit loss provisions and the delay in opening the Sturgeon Refinery. Increases in Alberta Health Services (AHS) fees, from out-of-province patients, and in timber rentals and fees, from higher lumber prices, are partly offset by lower agriculture insurance revenue, primarily from lower premium rates. Lower revenue from emissions reduction compliance payments is more than offset by higher revenue from AHS, mainly from WCB for service provision, and from pension plans for their share of external investment management costs.

Total Expense is forecast to be $56.6 billion, $398 million higher than estimated in Budget 2018.

●	Total operating expense (including Climate Leadership Plan and crude-by-rail) is forecast at $48.9 billion, a net increase of $96 million from budget.

●	Operating expense increases of a net $221 million include funding for implementation of child intervention panel recommendations, indexation and caseload growth in various social programs, the Lubicon Lake First Nation settlement, contaminated site remediation, enhanced indigenous consultation, Legal Aid improvements, municipal support for cannabis legalization, public advocacy on Trans Mountain pipeline benefits, rural crime initiatives, election enumeration costs, partly offset by various decreases primarily from lower agriculture insurance indemnities.

●	CLP operating expense has decreased by $132 million, mainly from transfers to capital.

●	Capital grants are forecast at $2.1 billion, $51 million lower than budget, due mainly to re-profiling carbon capture and storage and federally-funded municipal grants to future years, partly offset by increases mainly due to transfers from CLP operating expense.

●	Disaster assistance of $477 million is forecast, with $200 million in agriculture support from spring drought and fall snow conditions, $193 million for wildfire fighting, and municipal support for spring flooding of $81 million. These are partially offset by re-profiling floodway relocation support.

●	Other expense is forecast to be a net $81 million higher than budget. The reduction in unfunded pension liabilities is now estimated to be $123 million lower than expected (increasing expense), while debt servicing costs are estimated to be down $48 million, mainly from reduced 2018-19 borrowing requirements and lower ACFA swap costs.

2018–19 Third Quarter Fiscal Update and Economic Statement	7

Assets and Liabilities

Financial Assets of $77 billion are forecast for March 31, 2019, an increase of $6 billion from 2018.

●	Heritage Fund, endowment and other fund assets are increasing by $0.4 billion, from inflation-proofing and net income retention.

●	Consistent with government policy and to take advantage of current market opportunities, $6.3 billion has been pre-borrowed for 2019-20. This cash is retained in the Contingency Account. More details are provided on page 10.

●	Assets of self-supporting lending organizations (Agriculture Financial Services Corporation {AFSC} and Alberta Capital Finance Authority) are increasing $437 million.

●	Cash of $55 million in the Capital Plan financing account is being withdrawn to fund capital spending.

●	Other financial assets are increasing a net $0.5 billion.

Liabilities of $105.1 billion are forecast for March 31, 2019.

Fiscal Plan and Capital Plan liabilities on March 31, 2019 are forecast at $58.6 billion. This includes $6.3 billion in advance borrowing for 2019-20 reported as a financial asset.

●	Direct borrowing for the 2018-19 Fiscal Plan is now forecast to be $4.8 billion, $2.2 billion lower than estimated in budget.

●	Liabilities for capital projects on March 31, 2019 are forecast to be $4.1 billion higher than they were on March 31, 2018, due to direct borrowing of $4 billion, alternative financing of $92 million, less principal repayments on completed private-public partnership projects (P3s) of $64 million.

●	Self-supporting lending organization liabilities are increasing $266 million. AFSC assets exceed liabilities by about $3 billion.
●	Other liabilities are decreasing by $0.5 billion, while government obligations for pension plan liabilities are down $0.2 billion.

Net financial debt (the difference between financial assets and liabilites) on March 31, 2019 is estimated to be $28.1 billion.

Capital and other non-financial assets of $50.9 billion are forecast for March 31, 2019, a $1.9 billion net increase from March 31, 2018. This reflects: addition of $4.5 billion in capital assets less $2.5 billion in amortization; addition of $1 billion in inventory assets (e.g. vaccines, highway maintenance gravel) less consumption of $1 billion; addition of $0.3 billion in crude-by-rail pre-paid expense; and a net increase of $0.5 billion in deferred capital contributions.

Net Assets of $22.7 billion are forecast for March 31, 2019, a $6.9 billion decrease from 2018, reflecting the deficit for 2018-19.

Balance Sheet Summary (millions of dollars)

	At March 31			Change
	2018	2019		from
	Actual	Budget[a]	Forecast	2018
Financial Assets
Heritage Fund, endowment and other funds	20,306	20,763	20,726	420
Contingency Account	1,661	-	6,342	4,681
Self-supporting lending organizations	21,471	22,592	21,908	437
Capital Plan financing account	55	55	-	(55)
Other financial assets (includes SUCH sector)	27,484	28,555	27,997	513
Total Financial Assets	70,977	71,965	76,973	5,996
Liabilities
Liabilities for capital projects	29,339	33,192	33,419	4,080
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	13,079	20,117	24,240	11,161
Self-supporting lending organizations	18,661	19,451	18,927	266
Other liabilities (includes SUCH sector)	18,868	18,726	18,327	(541)
Pension liabilities	9,430	9,120	9,243	(187)
Total Liabilities	90,321	101,550	105,100	14,779
Net Financial Assets / (Debt)	(19,344)	(29,585)	(28,127)	(8,783)
Capital / other non-financial assets	52,024	53,854	54,337	2,313
Spent deferred capital contributions	(3,009)	(3,400)	(3,469)	(460)
Net Assets	29,671	20,869	22,741	(6,930)
Change in Net Assets (before adjustments)	(8,023)	(8,802)	(6,930)	1,093

[a]	Budget numbers have been restated to reflect 2017-18 actual results.

8	2018–19 Third Quarter Fiscal Update and Economic Statement

Revenue (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Income Taxes
Personal income tax	10,775	11,387	12,137	750
Corporate income tax	3,448	4,551	4,088	(463)
	14,223	15,938	16,225	287
Other Taxes
Education property tax	2,450	2,446	2,446	-
Fuel tax	1,399	1,414	1,412	(2)
Tobacco / cannabis taxes	908	932	919	(13)
Insurance taxes	582	641	626	(15)
Freehold mineral rights tax	67	87	71	(16)
Tourism levy	85	85	88	3
Carbon levy	1,046	1,356	1,302	(54)
	6,538	6,961	6,864	(97)
Non-Renewable Resource Revenue
Bitumen royalty	2,643	1,785	3,387	1,602
Crude oil royalty	965	1,053	1,171	118
Natural gas and by-products royalty	645	541	446	(95)
Bonuses and sales of Crown leases	564	327	369	42
Rentals and fees / coal royalty	164	123	148	25
	4,980	3,829	5,521	1,692
Transfers from Government of Canada
Canada Health Transfer	4,325	4,521	4,461	(60)
Canada Social Transfer	1,600	1,657	1,637	(20)
Direct transfers to SUCH sector / Alberta Innovates Corp.	482	520	520	-
Agriculture support programs	349	308	295	(13)
Infrastructure support	391	510	471	(39)
Labour market agreements	233	250	250	-
Other	226	452	734	282
	7,606	8,218	8,368	150
Investment Income
Alberta Heritage Savings Trust Fund	1,926	1,653	1,374	(279)
Endowment funds	427	336	283	(53)
Alberta Capital Finance Authority	245	345	323	(22)
Agriculture Financial Services Corporation	122	135	135	-
Other (includes SUCH sector / Contingency Account)	405	415	426	11
	3,126	2,884	2,541	(343)
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,417	1,439	1,466	27
AGLC – Liquor / cannabis	866	794	808	14
ATB Financial	278	242	157	(85)
Balancing Pool	763	161	253	92
Other – CUDGCo / APMC	63	141	102	(39)
	3,387	2,777	2,786	9
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,202	1,237	1,237	-
Health / school board fees and charges	711	664	686	22
Motor vehicle licences	508	513	514	1
Crop, hail and livestock insurance premiums	348	375	319	(56)
Energy industry levies	292	333	333	-
Other (includes land titles, land and grazing, health benefits premiums)	779	733	819	86
	3,839	3,854	3,908	54
Other
SUCH sector sales, rentals and services	1,010	1,040	1,082	42
SUCH sector fundraising, donations and gifts	823	639	639	-
AIMCo investment management charges	383	342	357	15
Fines and penalties	215	225	225	-
Refunds of expense	463	195	196	1
Climate change and emissions management	250	541	485	(56)
Miscellaneous	451	437	452	15
	3,595	3,419	3,436	17
Total Revenue	47,295	47,879	49,649	1,770

2018–19 Third Quarter Fiscal Update and Economic Statement	9

Operating Expense by Ministry (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Advanced Education	5,512	5,604	5,583	(21)
Agriculture and Forestry	962	1,045	991	(54)
Children’s Services	1,401	1,470	1,493	23
Community and Social Services	3,428	3,621	3,649	28
Culture and Tourism	293	298	299	1
Economic Development and Trade	284	277	286	9
Education	7,905	7,993	7,993	-
Energy	435	473	487	14
Environment and Parks	417	411	463	52
Executive Council	16	17	17	-
Health	19,759	20,563	20,563	-
Indigenous Relations	167	180	204	24
Infrastructure	490	489	489	-
Justice and Solicitor General	1,405	1,430	1,464	34
Labour	185	219	216	(3)
Municipal Affairs	233	258	273	15
Seniors and Housing	593	608	625	17
Service Alberta	509	564	580	16
Status of Women	7	7	7	-
Transportation	454	432	441	9
Treasury Board and Finance	1,654	1,644	1,694	50
Legislative Assembly	117	161	170	9
Operating Expense – excluding Climate Leadership Plan / crude-by-rail	46,229	47,765	47,986	221
Crude-by-rail (Energy)	-	-	7	7
Climate Leadership Plan:
Agriculture and Forestry	11	42	42	-
Economic Development and Trade	2	46	24	(22)
Energy	34	106	92	(14)
Environment and Parks	151	280	189	(91)
Indigenous Relations	16	20	17	(3)
Treasury Board and Finance	306	532	531	(1)
Other (Infrastructure / Labour / Service Alberta / Transportation)	2	8	8	-
Total Climate Leadership Plan Operating Expense	521	1,035	903	(132)
Total Operating Expense	46,750	48,800	48,896	96
Debt Servicing Costs (millions of dollars)
	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	39	42	44	2
Agriculture and Forestry – Agriculture Financial Services Corporation	68	71	71	-
Education – school boards	13	10	9	(1)
Health – Alberta Health Services	16	16	16	-
Seniors and Housing – Alberta Social Housing Corporation	6	5	5	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	517	883	836	(47)
Total general debt servicing costs	659	1,027	981	(46)
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	29	28	28	-
Transportation – ring road P3s	94	92	92	-
Treasury Board and Finance – direct borrowing	638	775	773	(2)
Total Capital Plan debt servicing costs	761	895	893	(2)
Total Debt Servicing Costs	1,420	1,921	1,874	(47)

10	2018–19 Third Quarter Fiscal Update and Economic Statement

Disaster / Emergency Assistance Expense (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Agriculture and Forestry – wildfires	201	-	193	193
Agriculture and Forestry – agriculture indemnities / AgriStability	207	-	200	200
Municipal Affairs – Wood Buffalo wildfire / other	23	1	82	81
2013 Alberta flood assistance (Comm. and Soc. Serv. / Envt. / Ind. Rel. / Infra.)	7	5	2	(3)
Unallocated	-	200	-	(200)
Total Disaster / Emergency Assistance	439	206	477	271

Capital Amortization Expense (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Advanced Education	496	537	537	-
Agriculture and Forestry	24	28	28	-
Economic Development and Trade	5	8	7	(1)
Education	372	354	354	-
Energy	16	14	14	-
Environment and Parks	49	70	70	-
Health	554	551	551	-
Infrastructure	108	121	122	1
Justice and Solicitor General	3	6	6	-
Seniors and Housing	36	39	35	(4)
Service Alberta	92	127	127	-
Transportation	555	586	586	-
Treasury Board and Finance	20	22	22	-
Other [a]	7	13	14	1
Total Amortization Expense	2,337	2,477	2,473	(4)

a	Other includes Children’s Services, Culture and Tourism, Community and Social Services, Indigenous Relations, Labour, Legislative Assembly and Municipal Affairs.

Financing Requirementsa (millions of dollars)

		2017-18				2018-19
	Actual		Increase in	Budget	Change to			Increase in
	Financing	Maturities	Financing	Estimate	Estimate	Forecast	Maturities	Financing
Financing Requirements
Direct borrowing for the Capital Plan	5,434	-	5,434	4,272	261	4,533	(500)	4,033
Direct borrowing for the Fiscal Plan	4,494	-	4,494	7,038	4,123	11,161	-	11,161
Cash Reserve	5,000	-	5,000	5,000	-	5,000	(5,000)	-
Borrowing for the Orphan Well Association	50	-	50	145	-	145	(50)	95
Borrowing for working capital	82	(1,150)	(1,068)	1,000	(900)	100	(82)	18
Borrowing for government organizations and business enterprises:
Agriculture Financial Services Corp.	183	(169)	14	406	(108)	298	(271)	27
Alberta Capital Finance Authority	4,162	(4,167)	(5)	3,760	399	4,159	(3,720)	439
Alberta Petroleum Marketing Comm.	445	(331)	114	675	44	719	(445)	274
ATB Financial	2,769	(1,000)	1,769	3,000	(6)	2,994	(2,974)	20
Balancing Pool	804	(232)	572	810	16	826	(804)	22
Total Financing Requirements	23,423	(7,049)	16,374	26,106	3,829	29,935	(13,846)	16,089

a

Includes both new financing requirements and money market and long-term debt maturities. Long-term debt issuance is forecast to be $19.6 billion for 2018-19 and for 2019-20 pre-borrowing. Approximately $19.1 billion has been borrowed to date (February 20, 2019).

2018–19 Third Quarter Fiscal Update and Economic Statement	11

Contingency Account (Cash Adjustments / Borrowing) (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Balance at Start of Year	2,299	1,661	1,661	-
Surplus / (Deficit)	(8,023)	(8,802)	(6,930)	1,872
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	397	565	792	227
Pension provisions (non-cash expense)	(593)	(310)	(187)	123
Net deferred capital contribution adjustment (excluding SUCH)	215	351	420	69
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(230)	(328)	(343)	(15)
Alberta Treasury Branches	(278)	(242)	(157)	85
Agriculture Financial Services Corporation	(288)	(387)	(172)	215
Endowment funds	(240)	(146)	(91)	55
Alberta Social Housing Corporation	12	24	(32)	(56)
Alberta Capital Finance Authority	(41)	(30)	(34)	(4)
Climate Change and Emiss. Mgmt. Fund / Carbon Levy acct. / Energy Effic. Ab.	(114)	(71)	(92)	(21)
Balancing Pool	(763)	(161)	(253)	(92)
Other	(223)	(138)	57	195
Energy royalties (difference between accrued revenue and cash)	(151)	211	125	(86)
Student loans	(392)	(375)	(347)	28
Other (includes income tax, crude-by-rail and other cash adjustments)	(383)	(121)	(575)	(454)
2016 Wood Buffalo fire / 2013 Alberta flood assistance revenue / expense	(218)	(171)	(186)	(15)
Inventory acquisition	(129)	(139)	(141)	(2)
Inventory consumption (non-cash expense)	123	137	138	1
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(4,064)	(3,455)	(3,642)	(187)
Amortization / book value of disposals	966	1,053	1,054	1
Withdrawal from / (deposit to) Capital Plan financing account	1,339	-	55	55
Direct borrowing for the Capital Plan	5,434	3,772	4,033	261
Alternative financing (P3s – public-private partnerships)	181	128	92	(36)
Current principal repayments (P3s)	(62)	(64)	(64)	-
Surplus / (Deficit) plus net cash adjustments	(7,524)	(8,699)	(6,480)	2,219
Cash from prior-year final results	2,392	-	-	-
Cash to be transferred next year	-	-	-	-
Direct borrowing for the Fiscal Plan - current year		7,038	4,819	(2,219)
Direct borrowing for the Fiscal Plan - for 2019-20	4,494	-	6,342	6,342
Balance at End of Year	1,661	-	6,342	6,342

Inventory Consumption Expense (millions of dollars)
	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Health	863	891	894	3
Service Alberta	12	10	14	4
Transportation	46	50	50	-
Other (Agric. / Cult. / Infra. / Leg. Assembly)	5	5	5	-
Total Inventory Consumption Expense	926	956	963	7

Inventory Acquisition (millions of dollars)
	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Health	869	891	888	(3)
Service Alberta	12	10	14	4
Transportation	50	50	50	-
Other (Agric. / Cult. / Infra. / Leg. Assembly)	5	5	6	1
Total Inventory Acquisition	936	956	958	2

12	2018–19 Third Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

2018-19 Capital Plan spending is forecast to be $6.6 billion, $119 million above the Budget 2018 estimate.

Re-profiling of health, education, housing, carbon capture and storage, federally-funded municipal and other projects, to match cash-flow timelines, are largely offset by removing the $391 million budgeted cash flow adjustment, as intended. Main increases include several post-secondary institution projects, including the NAIT purchase of Blatchford land, several projects under the Investing in Canada Infrastructure program, and Climate Leadership Plan (CLP) projects funded from CLP operating expense transfers.

Factors impacting project progress include the pace of construction, project scope, land conditions,

timing related to tendering, planning and permitting, and rate of project identification, approval and construction under federal programs.

Direct borrowing of $4 billion is forecast, an increase of $261 million from budget, due primarily to the increase to the Capital Plan and to lower spending by and funding from the Alberta Social Housing Corporation.

Capital Plan Summary (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
By Ministry	Actual	Budget	Forecast	Budget
Advanced Education	921	714	761	47
Agriculture and Forestry	50	39	40	1
Community and Social Services	1	2	2	-
Culture and Tourism	67	76	87	11
Economic Development and Trade	8	10	10	-
Education	1,229	744	736	(8)
Energy	73	194	151	(43)
Environment and Parks	187	65	71	6
Health	1,000	1,338	1,208	(130)
Indigenous Relations	8	8	8	-
Infrastructure	212	220	192	(28)
Justice and Solicitor General	4	10	10	-
Labour	3	2	3	1
Municipal Affairs	2,248	892	889	(3)
Seniors and Housing	191	259	203	(56)
Service Alberta	126	117	123	6
Transportation	2,233	1,481	1,387	(94)
Treasury Board and Finance	13	18	17	(1)
Legislative Assembly	2	3	3	-
Contingency / unallocated	-	(391)	-	391
2013 Alberta flood assistance (Envt. and Parks / Health / Infr. / Trans.)	24	29	35	6
Climate Leadership Plan:
Energy	-	95	31	(64)
Environment and Parks	189	20	97	77
Indigenous Relations	22	34	40	6
Infrastructure	-	28	29	1
Transportation	189	405	405	-
Other (Ad. Ed. / Agric. / Ec. Dev. / Hlth. / Mun. Aff. / Snrs. / Serv. Ab.)	19	34	25	(9)
Total Capital Plan	9,021	6,444	6,563	119
Capital Plan Financing
Cash received / assets donated for capital purposes	732	969	935	(34)
Retained income of funds and agencies	(53)	101	(26)	(127)
SUCH sector self-financed	935	860	842	(18)
Climate Leadership Plan	418	615	628	13
Book value capital asset disposals / grants-in-kind	35	-	4	4
Alternative financing (P3s)	181	128	92	(36)
Capital Plan financing account withdrawal / (deposit)	1,339	-	55	55
Direct borrowing	5,434	3,772	4,033	261
Total Capital Plan Financing	9,021	6,444	6,563	118

2018–19 Third Quarter Fiscal Update and Economic Statement	13

Economic Outlook

Growth slows amid pipeline constraints

The Alberta economy continued to recover in 2018 after leading the country in growth in 2017. Real GDP is estimated to have grown by a solid 2.4% due to strength in the first three quarters of the year. However, momentum slowed in the fourth quarter amid pipeline constraints and unprecedented discounts for Alberta crude. Activity in Alberta’s energy sector weakened in response, weighing on business and consumer sentiment.

Market access issues and tempered WTI prices have dampened growth expectations for this year. Real GDP growth is forecast to slow to 1.6% in 2019, down from 2.5% at Budget. Even with the slowdown, the level of real GDP is expected to return to pre- recession levels in 2019.

Oil production slows

Alberta’s crude oil production grew at an exceptionally fast pace in 2018. Stronger-than-expected production from oil sands projects, along with solid conventional activity, lifted overall production to record levels in the last quarter of 2018. However, transportation bottlenecks led to rising inventories and unprecedented discounts for Alberta crude prices in late 2018 and threatened Alberta’s economy. In response, the Alberta government mandated a short-term reduction in oil production. This resulted in a dramatic decline in the differential between West Texas Intermediate (WTI) and Alberta’s Western Canadian Select (WCS) from record highs in October (Figure 1). The differential is now forecast to average US$23.50/bbl in 2018-19, up from US$22.40/bbl at Budget but well below the US$29.25/bbl expected at Second Quarter. Mandated production curtailment will also slow growth in oil production to below 4% in 2019; however, production is still expected to increase more than 132,000 barrels per day (bpd) this year.

Oil prices remain soft

Global prices fell towards the end of 2018 as concerns about oversupply intensified amid strong production and prospects of slower global growth. However, a commitment by OPEC and other producers to cut output, along with prospects that US-China trade tensions will ease, have supported prices. WTI, the benchmark North American crude, has recovered to around US$54-57/bbl in recent weeks after hitting a two-year low of around US$42-43/bbl at the end of 2018. WTI is forecast to average US$62/bbl in 2018-19, US$3/bbl higher than the Budget forecast. A lower Canadian dollar will partly cushion the impact of soft oil prices on corporate profits in the energy sector. It is forecast to average around 76 US¢/Cdn$, down from 80 US¢/Cdn$ at Budget.

Lower prices drag on oil and gas investment

The decline in global oil prices and market access issues are weighing on corporate profits and investor sentiment. Drilling activity in the province has weakened since November after growing around 7% through the first 10 months of 2018. This weakness is expected to continue through the first half of 2019 until rail capacity increases and Enbridge’s Line 3 comes on line in the latter part of the year. As a result, conventional oil and gas investment is forecast to pull back in 2019 following modest gains in 2018. Oil sands investment is expected to remain flat this year, supported in part by spending on sustaining capital for existing projects and the construction of new greenfield projects, including Kirby North and Aspen.

Other private sector investment higher

The turnaround in private sector construction spending in 2018 was supported by an upturn in industrial investment outside oil and gas extraction. In 2019, capacity expansions in the petrochemical and midstream oil and gas sectors, along with Alberta’s transition to more natural gas electricity generation, will more than offset the continued weakness in commercial building investment. As a result, growth in non-energy business investment is now estimated at 2.6% in 2018 and forecast to accelerate to 3.6% in 2019.

14	2018–19 Third Quarter Fiscal Update and Economic Statement

Economic Outlook

Exports a driver of growth

Despite production curtailment, Alberta exports will continue to benefit from capacity expansions, a weak Loonie and continued US growth. Although manufacturing sales moderated at the end of 2018 from four-year highs largely due to a pullback in prices, they were still up a solid 7.7% for the year (Figure 2). Petroleum products led the gains in 2018, but other sectors such as petrochemicals, food processing and machinery and equipment also saw solid growth. Capacity expansions in the manufacturing sector are expected to help boost growth in overall real exports to around 3% in 2019.

Housing market slows

Tighter federal mortgage regulations and rising interest rates are dampening housing demand and residential activity, not only in Alberta but across Canada. Housing inventories remain elevated in the province and resale activity has slowed markedly across most regions in recent months, with the number of units sold falling below last year’s levels and prices softening. On the construction side, housing starts fell from 29,500 units in 2017 to 26,100 in 2018 due to weakness in the fourth quarter and Fort McMurray rebuilding winding down. This year, starts are forecast to remain close to 2018 levels at 26,300.

Employment holding up

Alberta’s labour market strengthened in 2018 amid solid business activity. The province added almost 44,000 jobs last year, reflecting broad-based gains, led by private sector and full-time positions (Figure 3). Employment grew 1.9%, in line with Budget expectations, and the unemployment rate declined to 6.6%. However, weaker energy investment and sluggish residential construction activity are expected to restrain job gains through the early part of this year and hold back employment growth to 1.3%. Employment gains will support a modest improvement in the unemployment rate to 6.4% in 2019.

Consumers turn cautious

Higher consumer prices and interest rates, along with weaker sentiment, have slowed the pace of consumer spending. On an inflation-adjusted basis, growth in consumer spending in 2018 is now forecast to have risen only 1.5%, down from 2.9% forecast at Budget. In 2019, growth is expected to increase to 2.4%. It will be lifted by a growing population, which is forecast to expand 1.5%, continued employment and wage gains and easing inflationary pressures.

Risks to the Outlook

●	An escalation of trade tensions and protectionist policies would hurt global growth prospects and could put downward pressure on oil demand and prices.

●	On the other hand, easing trade tensions and further output cuts by OPEC and other producers would support oil prices.

●	Higher interest rates and a decline in consumer sentiment could lead to weaker housing market and consumer spending.

2018–19 Third Quarter Fiscal Update and Economic Statement	15

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2017-18 Actual	2018-19 9 Month Actual	2018-19 Fiscal Year
			Budget	3rd Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	53.69	65.40	59.00	62.00

Light-Heavy Differential (US$/bbl)	14.40	26.98	22.40	23.50

WCS @ Hardisty (Cdn$/bbl)	50.38	49.99	46.00	50.40

Natural Gas Price

Alberta Reference Price (Cdn$/Gj)	1.82	1.15	2.00	1.30

Production

Conventional crude oil (000s barrlels/day)	456	N/A	461	497

Raw bitumen (000s barrels/day)	2,804	N/A	3,163	3,051

Natural Gas (billions of cubic feet)	4,254	N/A	4,502	4,352

Interest rates

3-month Canada treasury bills (per cent)	0.85	1.44	1.60	1.50

10-year Canada bonds (per cent)	1.91	2.30	2.50	2.30

Exchange Rate (US¢/Cdn$)	78.0	76.6	80.0	76.2

Calendar Year Assumptions	2017 Calendar Year		2018 Calendar Year		2019 Calendar Year
	Budget	Actual	Budget	3rd Quarter	Budget	3rd Quarter

Gross Domestic Product

Nominal (per cent change)	6.8	10.0	4.7	4.7	4.3	1.4

Real (per cent change)	4.5	4.4	2.7	2.4	2.5	1.6

Other Indicators

Employment (thousands)	2,287	2,287	2,333	2,331[a]	2,372	2,361

per cent change	1.0	1.0	2.0	1.9[a]	1.7	1.3

Unemployment Rate (per cent)	7.8	7.8	6.8	6.6[a]	6.2	6.4

Average Weekly Earnings (per cent change)	1.0	1.0	2.4	1.9	2.9	2.1

Primary Household Income (per cent change)	4.4	3.0	4.5	4.5	4.7	3.8

Net Corporate Operating Surplus (per cent change)	90.6	247.5	19.1	14.2	9.8	-8.5

Housing Starts (number of units)	29,500	29,500	30,200	26,100[a]	32,000	26,300

Alberta Consumer Price Index (per cent change)	1.6	1.6	2.1	2.4[a]	1.9	1.6

Population (July 1st, thousands)	4,286	4,244	4,348	4,307[a]	4,413	4,374

per cent change	1.2	1.1	1.4	1.5[a]	1.5	1.5

[a]	Actuals

16	2018–19 Third Quarter Fiscal Update and Economic Statement

Reporting Methodology and

Legislative Compliance

Method of Consolidation

The 2018-19 Third Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2018. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan for a fiscal year on or before February 28. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2018-19 Third Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2018 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.

2018–19 Third Quarter Fiscal Update and Economic Statement	17

Notes on restatements of numbers:

●

2017-18 Actuals for Service Alberta operating expense and capital grants have been restated as $5 million in operating expense should have been reported as capital grants. There is no change to total expense or the deficit.

●

2017-18 Actuals for operating expense have been restated to reflect corrected transfers between ministries and Service Alberta for Information Management and Technology services, implemented as part of Budget 2018. These were properly reflected in 2018-19 budget numbers. A second phase of these transfers was implemented pursuant to Order in Council 297/2018 (October 3, 2018) under the Government Organization Act. The total impacts, none of which change total expense, the deficit or borrowing amounts, are: operating expense: $244 million in 2017-18 and $163 million in 2018-19; amortization expense: $32 million in 2017-18 and $26 million in 2018-19; capital investment: $22 million in 2017-18 and $12 million in 2018-19.

●

2017-18 Actual and 2018-19 Budget numbers have been restated, pursuant to Order in Council 297/2018 (October 3, 2018) under the Government Organization Act, to reflect the following transfers, none of which change total expense, the deficit or borrowing amounts:

–  Freedom of Information and Protection of Privacy services from ministries to Service Alberta (operating expense: $11 million in 2017-18 and $11 million in 2018-19);

–  Human Resource services from ministries to Treasury Board and Finance (operating expense: $49 million in 2017-18 and $51 million in 2018-19).

18	2018–19 Third Quarter Fiscal Update and Economic Statement

19

BLANK PAGE

20

Path to Balance

Introduction
After the worst recession in a generation, Alberta’s economy is recovering. Employment has surpassed pre-recession levels, and real GDP will fully recover this year. But there is more work ahead. The recovery is not being felt at every kitchen table, given the size and duration of the oil price shock and persistent market access challenges. Some indicators have fully recovered including retail sales, employment and exports, but others continue to lag.

Last year, Alberta’s economic momentum was interrupted by severe market access challenges, a failure of successive governments in Ottawa. By late 2018, the discount on Alberta’s oil widened to record levels, putting jobs and the value of resources Albertans own at risk.

The Alberta government moved quickly and decisively to improve the value of Alberta’s resources. In the short term, the government has temporarily curtailed production, bolstering Alberta oil prices. Over the medium term, it is investing in crude-by-rail, providing critical takeaway capacity until pipelines are built. The government will continue to fight for pipelines and invest in adding more value to our oil and gas resources.	Government action will continue to improve the value of Alberta’s energy resources.

Despite ongoing volatility, the government has not wavered in its commitment to return the budget to balance by 2023–24. The government has already made significant progress; in 2018–19, the deficit is expected to be nearly $4 billion below 2016–17 levels. The deficit is expected to come in better than the budget forecast for the second straight year (Chart 1).

The government has outperformed on deficit reduction the last two years because of prudent revenue forecasts and careful spending management. Revenue has far exceeded the government’s projections over the last year two years and the Path to Balance continues to be based on prudent assumptions. Sufficient pipeline access is not assumed for budget purposes until the second

In 2018–19, the deficit is estimated to be $1.9 billion lower than the Budget 2018 forecast

PATH TO BALANCE | THIRD QUARTER UPDATE            21

half of 2022 (keeping the differential wide) and the carbon price is not assumed to increase above the current $30/tonne.

While Alberta is on the right track, it has been a difficult path. The oil price collapse of 2014–2015 was the deepest and most prolonged in Canadian history. WTI oil prices fell more than 70% from their peak levels, and are still only half of where they were in 2014.

The government refused to make a bad situation worse through drastic cuts that would have put thousands more out of work. Instead, government invested in infrastructure and made life more affordable by capping electricity prices, freezing tuition, reducing school fees and launching the Alberta Child Benefit.

Government was there when needed most, and will continue to provide stable services while finding efficiencies.	The government acted as a shock absorber when needed most. Higher infrastructure investment put Albertans back to work and built badly needed schools, roads and hospitals. Stable funding was maintained for critical public services and efficiencies were found. The taxation system was made more fair, while still maintaining a significant tax advantage over other provinces.

Even with the continued inability of the federal government to get a pipeline built and lower oil prices, the government is on track to balance by 2023–24. Alberta’s balance sheet is currently the strongest in the country and is expected to remain stronger than any other province today when the government reaches balance.

The Path to Balance is based on three pillars:1) enhancing market access and diversifying the economy, 2) protecting core services while containing costs, and 3) a fairer revenue structure that maintains Alberta’s tax advantage.

Economic and Revenue Outlook

PROGRESS HAS BEEN MADE

After the worst recession in decades, Alberta’s economy is recovering. The economy performed well for most of 2018, the second year of recovery coming out of the two-year recession. Following a nation-leading increase of 4.4% in 2017, real GDP grew by an estimated 2.4%, underpinned by broad-based strength in business activity. Jobs have come back – there were nearly 80,000 more Albertans working in January 2019 than during the low point of the recession. Most of the jobs added over this period have been in full-time, private sector positions. The oil and gas industry is recovering despite ongoing market access challenges – oil production grew by almost 10% last year. And the recovery has spread to other sectors: manufacturing shipments were up by almost 8% in 2018 and international exports by 17.6% through 11 months of the year.

Alberta remains the strongest economy in Canada, outperforming all other provinces on a number of key economic metrics in 2018, including highest average weekly earnings (Chart 2), highest GDP per capita, and highest employment rate.

While the economy has improved, not every Albertan is feeling the effects of the recovery. Some indicators, like unemployment and construction activity, continue to lag—a reflection of the prolonged oil price shock and chronic market access challenges.

22            PATH TO BALANCE | THIRD QUARTER UPDATE

Weekly earnings in Alberta exceed all other province, even after the oil price shock

MARKET ACCESS CREATES HEADWINDS IN 2019

Momentum in the economy slowed in the fourth quarter of 2018 as oil producers grappled with a lack of pipeline access and steep price discounts. Producers eased production and cut capital spending, while the housing market weakened and Albertans reigned in spending. These impacts will continue to be felt into 2019. Growth is expected to remain slow in the first half before picking up speed later in the year as prices improve, production comes back on line, and investment increases. Overall, real GDP growth is forecast to moderate to 1.6% in 2019.

More broadly, the national economy has been negatively impacted by market access challenges. In January, the Bank of Canada lowered its 2019 Canadian real GDP growth forecast to 1.7% from 2.1% in October, citing transportation constraints for Canadian oil and lower global oil prices.

LACK OF PIPELINES WEIGHS ON ALBERTA OIL PRICES

The unprecedented discounts for Alberta crude in late 2018 prompted the Government of Alberta to take extraordinary action by temporarily curtailing oil production starting January 2019. This action significantly reduced the differential between West Texas Intermediate (WTI) and Alberta crudes. However, until enough pipelines are built to achieve full market access, the discount on Alberta crude will be larger and more volatile than normal, reflecting the higher cost of transporting our energy products. New sulphur regulations for marine fuels from the International Maritime Organization (IMO) will add further pressure to the differential. Government’s investments in crude-by-rail will cushion the impact, narrowing the light-heavy differential by up to $4/bbl over the next three years. The differential is expected to average US$23/bbl over the next three fiscal years before narrowing as transportation bottlenecks ease.

PATH TO BALANCE | THIRD QUARTER UPDATE            23

GLOBAL OIL PRICES TO REMAIN WELL BELOW 2014 LEVELS

The global oil market remains well-supplied, given ample low-cost OPEC output and strong gains in non-OPEC production, led by the US. WTI is expected to post only modest improvements, averaging US$59/bbl in 2019–20 and gradually improving to US$72/bbl by 2023–24, well below the levels seen prior to the downturn (Chart 3). As a result, while energy investment is expected to improve over the medium term, it will still be significantly lower than 2014 levels due to the weaker outlook for oil prices and ongoing market access issues.

Oil prices are expected to stay well below 2010–2014 levels over the forecast period.

SOLID FUNDAMENTALS SUPPORT MEDIUM TERM GROWTH

After slowing in 2019, Alberta’s economy is expected to bounce back in 2020 and resume growing at a solid pace (Chart 4). Real GDP is forecast to expand by 2.9%, propelled by oil production returning to full capacity and increasing manufacturing output. Strengthening domestic demand, including gains in business investment and consumer spending, will underpin growth of around 2.6% in the following four years. A relatively young and fast-growing population, high levels of capital stock, as well as rising investment and exports will support Alberta’s growth prospects. On average, forecasters expect Alberta to lead provinces in real GDP growth over the medium to long-term.

GROWTH BROADENS, MANUFACTURING EXPANDS

As the economy continues to adjust to lower oil prices, sectors outside of oil and gas extraction are expected to contribute to economic growth and job creation. Overall, business investment outside of oil and gas is forecast to grow by 3.6% in 2019 and accelerate to 5.5% in 2020 and around 4% over the medium term.

Investment will be buoyed by the construction of three petrochemical facilities approved under the Petrochemicals Diversification Program (PDP), valued at

24            PATH TO BALANCE | THIRD QUARTER UPDATE

$10 billion in total. Further, a $2 billion investment has also been announced under the Partial Upgrading Program, which will help alleviate pipeline bottlenecks and increase the value of Alberta’s resources. Overall, $12 billion in additional upgrading and petrochemical investment has been leveraged under these programs.

Economic growth is forecast to accelerate in 2020 and remain solid.

Alberta is also getting a boost from midstream energy infrastructure projects, including crude-by-rail for oil production, as well as pipelines and processing facilities to support strong production growth from liquids-rich gas plays in western Alberta and northeast BC. At the same time, the province’s transition to gas fired generation has led to the construction of pipelines that connect natural gas to electricity generation plants and investment into renewable energy.

Food manufacturing, which was a bright spot in the economy during the downturn and into the recovery, is set to expand further this year with the opening of the $360 million Cavendish Farms potato processing plant in Lethbridge. Capacity expansions in petrochemical and food manufacturing are expected to support growth in real manufacturing exports to 3.6% in 2019 and average 3.1% between 2020 and 2024. The manufacturing sector is expected to become an increasingly important driver of export growth for the province (Chart 5).

LABOUR MARKET RESILIENT

Alberta’s labour market has strengthened over the past two years following the 2015–16 recession. Increases in full-time and private sector employment underpinned the recovery, alongside broad-based gains across most sectors of the economy. While employment growth will slow in 2019 with the weakness in the energy and construction sectors, the labour market is expected to remain resilient and continue improving over the medium term. Employment growth is forecast to accelerate to 1.9% next year before moderating to a still solid pace of

PATH TO BALANCE | THIRD QUARTER UPDATE            25

The manufacturing sector to become an increasingly important driver of export growth in Alberta.

1.6% between 2021 and 2024. An expanding population will support Alberta’s labour force. With robust natural increase and strong immigration, population growth is forecast at 1.5% in 2019 and average 1.7% over the medium-term, far outpacing the national average.

A steady improvement in the unemployment rate to around 5% by 2023 will be supported by employment gains and a decline in the labour force participation rate, as a growing share of Albertans reach retirement age. Even so, Alberta will continue to have very favourable demographics with its relatively young population. Lower unemployment will help buoy growth in average weekly earnings, which is forecast to rise at about 3% per year over the medium-term.

REVENUE IMPROVES AS ECONOMY MOVES INTO EXPANSION

Alberta budget revenues are expected to remain relatively flat in 2019–20, reflecting market access headwinds and lower oil prices. Looking ahead, revenue growth is expected to pick up, supported by Alberta’s expanding economy and rising incomes.

A stronger labour market will lift wages and employment, driving up personal income tax revenue. Along with higher prices and production, expanding industries outside the energy sector will support corporate tax revenue over the medium term. Other revenues, like fuel taxes and the tourism levy, will also expand as activity picks up and the population grows.

Following a decline in 2019–20, non-renewable resource (NRR) revenues are forecast to improve significantly. They will be boosted by higher WTI oil prices and rising production. In addition, around 10 oil sands projects are forecast to reach payout and pay higher royalties by 2023–24. Given current uncertainty around market access, a prudent budgeting approach has been taken to forecast Alberta heavy oil prices. The light-heavy differential is expected to remain elevated above US$20/bbl until 2022–23.

26            PATH TO BALANCE | THIRD QUARTER UPDATE

The Fiscal Challenge

Earlier this decade, when oil prices were high and the economy was growing, the budget remained unbalanced and savings were not put aside for the future. Between 2010–11 and 2014–15, for example, oil prices averaged US$90/ bbl, while the economy grew more than 5% per year – more than double the national average. Royalty revenues averaged $9.3 billion per year, more than 20% of total revenue. Yet, over this period, the government ran deficits in all but one fiscal year.

WEATHERING VOLATILITY

Alberta’s revenue is far more volatile and susceptible to swings in commodity and financial markets than any other major province (Chart 6). While resource revenues are most sensitive, taxes and other sources of revenue are also impacted by movements in resource prices and the broader economy.

The Alberta government must carefully manage through extreme revenue volatility.

Government must carefully plan through the revenue highs and lows, recognizing that demand for critical services continues to grow. Even during the downturn when oil prices fell over 70% and resource revenues plummeted, Alberta’s population outpaced the national average, and will continue to do so in the future (Chart 7).

Amid extreme volatility, this government in the last three years has provided stable funding for core public services, including health care, education and social services. It has also budgeted based on prudent revenue assumptions. In contrast, previous governments had volatile year-to-year spending, which only exacerbated the impact of the revenue roller coaster.

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Alberta’s population growth will continue to outpace the national average over the medium-term.

LONG LASTING EFFECTS OF OIL PRICE SHOCK

The fiscal impact of the 2015 oil price collapse will linger for some time. Oil prices are widely expected to be “lower for longer” due to ample and lower-cost global supplies of crude. Moreover, the discount on Alberta crude will be larger than normal until new pipelines are built.

The largest impact is on resource revenues. In 2019–20, they will be around 60% of 2014–15 levels. Even as oil prices improve and oil production continues to increase, the share of resource revenue in total revenue will remain well below historical norms.

More broadly, the oil shock has hit Alberta businesses and families hard. While earnings remained highest among the provinces, they declined during the recession, hurting tax and other government revenue. Nominal GDP, the broadest measure of income, fell $75 billion (or 20%) between 2014 and 2016, and is not expected to return to 2014 levels until 2021.

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Government’s Response to the Downturn

Faced with a deep recession and a massive shortfall in revenues, this government chose to help Albertans weather the storm by supporting public services Albertans rely on and creating jobs.

A critical step was avoiding the province’s history of volatile swings in spending from one year to the next. Since 2015–16, operating expense (excluding Climate Leadership Plan initiatives) posted stable and moderate growth of 3-3.8% per year, averaging 3.4% over the time period. This is well below the 4.6% average increase in the previous six years, which included two years of more than 6% increases. Moderate increases were achieved despite spending pressures from high growth in specific populations, including school-aged children, Albertans with disabilities, and a jump in income support case loads arising from the recession.

In addition to providing stable funding for core public services, government carefully and prudently found savings and eliminated waste. It focused on the two largest areas of spending: health, government’s largest program area, and public sector compensation, which makes up over half of government’s operating expense. Spending growth in health was contained at just over 3% per year between 2015–16 and 2018–19.

Practical agreements were negotiated with public sector unions like the Alberta Teachers’ Association and United Nurses of Alberta. Salaries were frozen for Alberta public service managers and political staff and a hiring restraint was put in place across the public service to keep the size of the Alberta Public Service flat. At agencies, boards and commissions (ABCs), government slashed salaries and eliminated perks and bonuses for some of the highest paid executives.

The government also chose to stimulate the economy during the downturn through a nation-leading capital plan, delivering on recommendations from former Bank of Canada governor David Dodge. The government took advantage of record-low interest rates, a strong balance sheet and lower cost pressures to make long-term investments and put Albertans back to work building badly needed schools, hospitals and roads. The government supported Alberta small businesses, lowering the small business tax rate from 3% to 2%, now tied for second lowest in the country.

Government protected vulnerable Albertans during the downturn and recovery by making life more affordable. These measures included introducing the Alberta Child Benefit and enhancing the Alberta Family Employment Tax Credit in 2015; freezing tuition for a fifth straight year effective February, 2019; raising the minium wage to $15 per hour in October, 2018; indexing Assured Income for the Severely Handicapped (AISH), income support and senior benefits to cost of living increases starting January 2019; reducing school fees; and creating affordable child care spaces.

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Looking Forward: The Path to Balance

During the downturn, the government’s priority was helping Albertans weather the storm. As the economy continues to recover, the government is focused on returning Alberta’s budget to balance by 2023–24.

The Path to Balance Plan will protect the services Albertans rely on, create jobs and diversify the economy. The Plan is based on three pillars: 1) enhanced market access and more diversified economy; 2) stable funding for core public services and cost containment; and 3) a fairer revenue structure while maintaining Alberta’s tax advantage.

1) ENHANCED MARKET ACCESS AND MORE DIVERSIFIED ECONOMY

The Path to Balance will be underpinned by a growing and more diversified economy. In addition to making significant investments in infrastructure during the downturn, the government has taken a number of steps to promote growth and diversification and create jobs, including:

•   Temporary curtailment of oil production and investments in crude-by-rail to address short and medium term market access challenges and improve the value of Alberta’s energy resources. The government continues to fight for pipelines, the only long-term solution. Approval has already been secured for two key energy infrastructure projects—Line 3 and Trans Mountain expansion (TMX)—and the government will continue to push for construction of TMX and Keystone XL.

•   Encouraging more value-added energy production in Alberta. The government has announced significant new investments in the Petroleum Diversification Program (PDP), petrochemical feedstock infrastructure, partial upgrading, and expressions of interest in additional refinery activity. These actions are already paying off, including $10 billion in new petrochemical investments approved under PDP.

•   Investing $100 million over five years to attract more artificial intelligence-based high-tech companies to invest in Alberta. This builds on last year’s investment of $50 million to create 3,000 new high-tech training seats at post-secondary institutions across the province.

•   Launched three tax incentives—the Alberta Investor Tax Credit, the Capital Investment Tax Credit and the Interactive Digital Media Tax Credit—to improve access to capital, promote innovation and encourage job creation.

• Implemented a new energy royalty framework that is fair and competitive, and provides long-term certainty to the oil and gas industry.

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2) PROTECTING CORE PUBLIC SERVICES WHILE CONTAINING COSTS

The government has avoided the previous government’s history of volatile swings in spending from one year to the next. Instead, the government has targeted to keep operating expenses stable around population growth plus inflation while protecting the services Alberta families rely on (Chart 8). Operating expense is expected to rise 3% per year, on average, from 2018–19 to 2023–24, well below historical growth. To maintain lower operating expense growth, government is containing costs by focusing on its two largest areas of spending—public sector compensation and health—while finding efficiencies across government.

Cost containment and eliminating waste will support the path to balance, but not at the expense of critical public services. Government continues to invest in health, education and programs for vulnerable Albertans. This includes: indexing key benefit programs, including AISH and seniors benefits, introducing affordable childcare, funding enrollment and reducing school fees. There are also increased investments in Legal Aid, post-secondary technology spaces, the Rural Crime Reduction Strategy, and the Public Action Plan for the Ministerial Panel on Child Intervention.

Operating spending has grown at a moderate and stable rate since 2015–16, and is forecast to grow below population growth and inflation.

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Health

The government has made significant progress controlling health costs, which accounts for about 40% of Alberta’s budget, through targeted strategies. Health operating expense has seen steady and predictable population-based funding growth of just over 3% annually over the last three fiscal years (Chart 9). A new funding framework has been signed with the Alberta Pharmacists’ Association that saves $150 million and slows spending growth in government-sponsored drug programs. Alberta has also saved more than $100 million over the last three years by negotiating lower generic drug prices. Alberta Health Services (AHS) has reduced costs through operational best practices (approximately $163 million) and savings of almost $50 million have been achieved in health administrative services in 2017–18.

Without sacrificing quality care or frontline services, curbed spending freed up health dollars to invest in more community based health care, including mental health and addiction services, primary health care, and home care. Important investments into Alberta’s continuing care system are on track to achieve the government’s commitment to build 2,000 long-term care and dementia spaces.

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Finding Efficiencies and Eliminating Waste

Continuous improvement is focused on ongoing efforts to achieve the greatest efficiencies and effectiveness across government. Corporate services such as communications, information technologies, finance and human resources are being consolidated and modernized so they are more effective and deliver high levels of service that ultimately support Albertans. Opportunities to contract-in services are also being considered where efficiencies can be achieved.

The review of ABCs has led to the elimination or consolidation of 66 ABCs, and salaries have been reduced and bonuses eliminated for some of the highest paid executives of Alberta’s ABCs.

Discretionary spending is being tightly controlled across government. Spending on travel, conferences, advertising, publications and hospitality has declined 24% over the last four fiscal years.

Capital

The government chose to put Albertans to work and stimulate the economy during the downturn, delivering on the recommendations from former Bank of Canada Governor David Dodge.

David Dodge indicated that as the economy recovers, the government should normalize spending. Consistent with his recommendations, government continues to return the capital plan to more normal levels. After averaging $7 billion over the last five fiscal years, the capital plan is expected to moderate to $5.6 billion by 2023–24. The government will leverage the federal Investing in Canada Infrastructure Program (ICIP) for key infrastructure projects, including public transit investments like the Green Line.

Government introduced the City Charters Fiscal Framework Act, which links funding for capital projects in Edmonton and Calgary to changes in provincial revenues and fuel sales. The legislation provides Edmonton and Calgary with a baseline of $500 million per year and replaces the cities’ Municipal Sustainability Initiative (MSI) funding when the program is complete in 2022. The framework also includes a regional fund designed to foster collaboration and economic development, and a long-term transit investment plan. The Government continues to discuss with other municipalities a funding arrangement to replace MSI. The Path to Balance includes ongoing funding for other municipalities under the Basic Municipal Transportation Grant.

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3) A FAIRER AND MORE STABLE REVENUE STRUCTURE THAT MAINTAINS ALBERTA’S TAX ADVANTAGE

The government is committed to a tax system that is fair and encourages economic growth. Alberta continues to have a significant tax advantage. Albertans and Alberta businesses pay at least $11.8 billion less in taxes than they would if they faced the same tax system of any other province. For example, a one-income couple earning $75,000 and raising two children pays around $4,300 less taxes in Alberta than in BC and about $4,600 less than in Ontario (Chart 10).

A typical one-income couple with two children, earning $75,000 in employment income, pays around $4,300 less in taxes than in BC and about $4,600 less than in Ontario.

At the same time, the government recognizes the need to ensure there are stable funding sources for critical programs and that the taxation system is fair. It has taken a balanced approach, introducing measures that raise revenue but still maintain Alberta’s overall tax advantage and keep life affordable for Albertans. Measures introduced include:

•   A more progressive, multiple-rate personal income tax structure was introduced in October 2015, with higher rates on incomes above $125,000. Only the top 7% of income earners saw increases. This measure is anticipated to raise $800–900 million in 2019–20 alone, with the amount increasing over time as the economy improves. Even with the increase, Albertans will continue to pay the lowest overall taxes among provinces. Lower and middle income households did not see their income taxes increase and also benefited from the new Alberta Child Benefit (ACB) and the enhancement to the Alberta Family and Employment Tax Credit (AFETC), which provide over $200 million in additional benefits each year.

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•   The general corporate income tax rate, which applies to larger corporations earning income, was raised two percentage points to 12% in July 2015, tied for third-lowest among the provinces in 2018. This measure is anticipated to raise $300–400 million in 2019–20 alone. Alberta’s corporate tax system remains among the most competitive in Canada, with no payroll or retail sales tax.

•   Other revenue measures, introduced in Budget 2015, raise more than $100 million per year, including a $5/carton increase in tobacco taxes, a 5% increase in the standard liquor mark-ups and a 4¢/litre increase in locomotive fuel taxes to match the same increase introduced on gasoline and diesel in March 2015.

STABILIZATION AND DECLINE IN DEBT BURDEN

Alberta’s balance sheet is currently the strongest in the country and is expected to remain stronger than any other province today when the government reaches balance (Chart 11). The province’s net debt-to-GDP ratio, a widely used measure of the debt burden, is projected to stabilize and then decline to 13% by 2023–24. This is well below the 39% ratio in Ontario and 42% in Quebec for 2017–18.

Alberta’s net debt-to-GDP is expected to remain low.

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Path to Balance Fiscal Metrics

$ Billions	2014-15 Actuals	2015-16 Actuals	2016-17 Actuals	2017-18 Actuals	2018-19 Estimate	2019-20 Forecast	2020-21 Forecast	2021-22 Forecast	2022-23 Projection	2023-24 Projection
Revenue	49.5	42.6	42.3	47.3	49.6	51.6	56.5	61.1	63.5	67.4

Taxes	21.4	20.7	20.2	20.8	23.1	23.4	25.2	27.0	28.8	30.5

Non-Renewable Resource Revenue	8.9	2.8	3.1	5.0	5.5	5.3	5.5	7.3	9.4	12.3

Other Revenue	19.1	19.1	19.0	21.6	21.0	22.9	25.8	26.8	25.3	24.6

Operating Expense	42.0	43.3	44.7	46.2	48.0	49.5	50.8	52.2	54.1	55.8

% change	4.3	3.0	3.1	3.5	3.8	3.1	2.5	2.8	3.7	3.0

CPI inflation + population growth (%)	4.3	2.7	2.4	2.8	3.9	3.3	3.6	3.7	3.7	3.7

Total Expense	48.4	49.1	53.1	55.3	56.5	59.5	63.6	66.4	66.4	66.5

Surplus (Deficit)	1.1	(6.4)	(10.8)	(8.0)	(6.9)	(7.9)	(7.1)	(5.3)	(2.9)	0.9

Capital Plan	6.2	6.6	6.6	9.0	6.6	6.4	6.8	7.1	6.4	5.6

Before Investing in Canada Plan (ICIP)						6.2	6.5	6.6	5.9	5.1

ICIP						0.2	0.3	0.5	0.5	0.5

Fiscal / Capital Plan Debt	12.9	20.0	33.3	43.4	58.6	64.1	75.9	85.5	92.1	94.8

Net Financial Debt*	(13.1)	(3.9)	8.9	19.3	28.1	37.7	46.6	53.4	56.9	56.1

% GDP	(3.5)	(1.2)	3.0	5.8	8.1	10.7	12.6	13.7	13.9	13.0

*

Net financial debt measures the health of the balance sheet and accounts for Alberta’s significant financial assets. As such, net debt-to-GDP is a more appropriate measure for inter-provincial comparisons than debt-to-GDP.

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Energy and Economic Metrics

Fiscal Year	2014-15 Actuals	2015-16 Actuals”	2016-17 Actuals	2017-18 Actuals	2018-19 Estimate	2019-20 Forecast	2020-21 Forecast	2021-22 Forecast	2022-23 Projection	2023-24 Projection

Crude Oil Prices[a]

WTI (US$/bbl)	80.5	45.0	47.9	53.7	62.0	59	65	70	70	72

Light-Heavy Differential (US$/bbl)	17.3	13.4	13.9	14.4	23.5	19.9	24.2	24.4	19.5	17.5

Exchange Rate (US¢/Cdn$)[a]	88.1	76.4	76.2	78.0	76.2	77	78	79	80	80
[a]	Forecasts have been rounded

Calendar Year	2014 Actuals	2015 Actuals	2016 Actuals	2017 Actuals	2018 Estimate		2019 Forecast	2020 Forecast	2021 Forecast	2022 Forecast	2023 Projection	2024 Projection
Gross Domestic Product

Nominal (billions of dollars)	376.6	323.8	301.7	331.9	347.4		352.3	370.3	390.8	410.6	431.4	452.7

% change	10.0	-14.0	-6.8	10.0	4.7		1.4	5.1	5.5	5.1	5.1	4.9

Real (billions of 2012 dollars)	349.7	336.8	322.7	336.8	344.7		350.3	360.4	370.1	379.7	389.7	399.7

% change	5.9	-3.7	-4.2	4.4	2.4		1.6	2.9	2.7	2.6	2.6	2.6

Other Indicators

Employment (thousands)	2,275	2,301	2,264	2,287	2,331	[a]	2,361	2,406	2,448	2,487	2,524	2,562

% change	2.2	1.2	-1.6	1.0	1.9	[a]	1.3	1.9	1.7	1.6	1.5	1.5

Unemployment Rate (%)	4.7	6.0	8.1	7.8	6.6	[a]	6.4	5.9	5.5	5.2	5.1	5.0

Alberta Consumer Price Index (% change)	2.6	1.2	1.1	1.5	2.4	[a]	1.6	1.8	2.0	2.0	2.0	2.0

Population Growth (% change)	2.6	1.5	1.2	1.1	1.5	[a]	1.5	1.6	1.7	1.7	1.7	1.7
[a]	Actual

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